**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**April 3, 2013**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**EchoStar Corp.**
**Hughes Satellite Systems Corp.**

**File No. 001-33807**
**File No.  333-179121**
**CF#29325**

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EchoStar Corp. and its wholly-owned subsidiary Hughes Satellite Systems Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from a contract filed as exhibit 10.47 and 10.37, respectively, to their Forms 10-K filed on February 20, 2013.

Based on representations by EchoStar Corp. and Hughes Satellite Systems Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.47 and 10.37        through December 21, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel